FOIA Confidential Treatment Request

Confidential Treatment Requested by Waste Industries USA, Inc.

Portions of this document marked [*] are requested to be treated confidentially.

Mr. Rufus Decker

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Waste Industries USA, Inc.
Form 10-K for the year ended December 31, 2004
File No. 0-31050

Dear Mr. Decker:

We have reviewed your comment letter dated May 5, 2005 regarding the above-referenced filing. Our response to each comment is shown below. For the Staff’s convenience, our responses follow the headings and numbered paragraphs of the comment letter. As suggested in Comment 1 of the comment letter, to the extent practical, we have included suggested revisions in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, and intend to include these revisions in our future filings, if applicable.

Comment 2 – Contracts Program

SEC Staff Comment

Your disclosure states that you currently have 221 municipal contracts that represent approximately $79.0 million of revenue annually. Please expand your disclosure to discuss the types of contracts you enter into and the general terms of these contracts. Additionally, you disclosed on page 27 that your ability to pass on cost increases can be limited by the terms of your contracts. Please disclose the types of costs you are able to pass on to your customers. If the costs you are unable to pass along to your customers are significant, please include a discussion regarding them in your MD&A.

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Management Response

On page 24 of our most recently filed Form 10-Q under Part I, Item 2 under the heading, Results of Operations – General, we discuss the types of contracts we enter into and the general terms of these contracts as follows:

Municipal contracts in our existing markets are typically awarded, at least initially, on a competitive bid basis and thereafter on a bid or negotiated basis and usually range in duration from one to five years. Municipal contracts generally provide consistent cash flow during the term of the contracts.

We expanded our disclosure on page 24 of our most recently filed Form 10-Q to indicate that increases in ‘fuel and other operating costs’ may reduce the contract’s profitability and that we generally include in our contracts provisions for price increases, sometimes tied to an index, to recoup some of such costs as follows:

While longer-term contracts can provide more consistent cash flow, increases in the cost of fuel and other operating costs during the contract’s term could reduce the contract’s profitability. To minimize this risk, we generally include price increases in our longer-term contracts. However, our ability to pass on price increases is sometimes limited by the terms of our contracts. Long-term solid waste contracts typically contain a formula, generally based on a predetermined published price index such as the Consumer Price Index, for automatic adjustment of fees, generally, on an annual basis, to cover increases in some, but not all, operating costs. These fee increases are recognized as revenue when earned (as the service is provided).

These contract provisions are heavily negotiated. We do not believe that it is appropriate to disclose each type of cost we may or may not have the ability to pass on as this varies by contract and would be a competitive disadvantage, if disclosed. We may be unable to pass on increases in labor, fuel and maintenance costs and increases in tipping fees paid to landfills either in whole or in part. We did not include a discussion of the types of cost increases that cannot be passed on to our customers, as we do not deem them to be significant or we believe investors would not expect us to be able to pass on such costs.

We will expand our disclosure of the Company’s accounting policy with regard to long-term solid waste collection contracts in future Form 10-K filings. Please see our response to Comment No. 10 for details of our revised accounting policy disclosure.

Comment 3 – Landfill Capping, Closure and Post-Closure

SEC Staff Comment

Your disclosure on page 11 in your Form 10-K for the year ended December 31, 2003 stated that your estimated total costs for capping, final closure of your operating facilities and post-closure monitoring costs were $90.0 million. Your balance sheet at that date reflected a liability of $6.2 million. However, your current disclosure indicates that you now estimate these costs to be $5.3 million, as shown in note 7. Please expand your disclosure here and in the remainder of your document to discuss the facts and circumstances that lead to the apparent $84.7 million decrease in your estimate for these costs. Please provide us with your computations that adjust the gross amount of $90.0 million to $6.2 million reflected in the December 31, 2003 balance sheet.

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Management Response

In our Form 10-K for the year ended December 31, 2003, we stated that our estimated total costs for capping, closure, final closure of our operating facilities and post-closure monitoring costs were $90.0 million. In our Form 10-K for the year ended December 31, 2004, we disclosed that the 2003 liability was $6.2 million (the balance sheet liability at that time). The $90.0 million amount represented our estimated liability, on an unadjusted basis for inflation and discounting, had we filled all available airspace in our landfills (permitted and non-permitted) and incurred closure/post-closure liabilities for all existing landfills; however, that $90.0 million estimated amount was not reflective of our obligation as of that date. The $6.2 million recorded liability as of December 31, 2003 was determined based on our airspace consumed as of that date (as the landfill was filled) and is an estimate of our obligation as of that date.

The Company has recorded its estimated closure/post-closure liabilities on a consistent basis since the adoption of Statement of Financial Accounting Standards No. 143 in January 2003. The Company’s disclosure approach has remained consistent, as reflected on page 18 of our most recently filed Form 10-Q under Note 9 to our unaudited financial statements as follows:

While the precise amounts of these future obligations cannot be determined, the Company provides accruals for these estimated costs as the remaining permitted airspace of landfills is consumed. The Company’s estimate of these costs considers when the costs would actually be paid and factors in inflation and discount rates. At December 31, 2004 and March 31, 2005, the Company had accrued approximately $5.3 million and $5.6 million for such costs.

We eliminated the disclosure of the estimated total future costs for capping, closure and post-closure costs for our landfills in the Form 10-K that we filed for 2004 because we believe the actual liability incurred as of each balance sheet date based on airspace consumed to date is more meaningful to the readers of our financial statements and is consistent with industry disclosure standards.

Comment 4 – Results of Operations

SEC Staff Comment

You have disclosed in note 2 to the financial statements numerous transactions relating to acquisitions and dispositions. In future filings, please revise your MD&A to disclose separately the impact the acquisitions and dispositions had on revenue, expenses, and earnings in the year in which the acquisitions or dispositions occurred and in the succeeding year.

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Management Response

On page 29 of our most recently filed Form 10-Q in Item I, Part 2 under the heading, Results of Operations – Revenues, we include discussion of the financial impact of acquisitions and dispositions on our period- over-period revenue growth for the periods presented. We also indicate the number of acquisitions and dispositions by year impacting this growth in the following disclosure:

Revenue related to the effect of businesses acquired, offset by the disposition of businesses, during the year ended December 31, 2004, and three businesses acquired during the first quarter of 2005 resulted in a net revenue increase of approximately $1.3 million for the three-month period ended March 31, 2005. Of the businesses acquired and sold, nine were acquired in 2004, three were acquired in 2005, and three were sold in 2004.

A significant number of our recent acquisitions are “tuck-in” acquisitions, where we acquired a small solid waste collection company, a division of a company or customers of a company located in our existing market area, and integrate the acquired operations or customers into the operations of one of our existing branch facilities. In such cases, separate records of the related operations are not maintained; therefore, it is difficult to determine with reasonable precision the impact of the acquisitions on expenses and net income.

Comment 5 – Liquidity and Capital Resources

SEC Staff Comment

You disclosed on page 25 that revenue attributable to your recycling services was 2% of revenue for each of the periods 2004, 2003, and 2002. On page 10 you stated that you believe recycling will continue to be an important component of local and state waste management plans as a result of the public’s increasing environmental awareness and expanding regulations mandating or encouraging waste recycling. Based upon this, if material please expand your disclosure to discuss your expectations of future revenue relating to this revenue stream, including, but not limited to how it has or may impact the following:

•	results of operations,

•	cash flows, and

•	capital expenditures.

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Management Response

The point to our disclosure in our 2004 Form 10-K is that municipalities consider recycling important and so we continue to offer these services even though they represent a small percentage of our revenues. We will modify our disclosure in future filings to include the following language:

We do not believe that our recycling services revenue is material, nor do we currently expect this revenue stream to be material to our results from operations, cash flows or capital expenditures in the foreseeable future.

Comment 6 – Liquidity and Capital Resources

SEC Staff Comment

You disclosed on page 10 that you have increased efforts to win additional contracts to manage comprehensive disposal services for large corporations and municipalities. Please expand your disclosure to discuss the effects your increased efforts have had and the impact you reasonably expect these efforts to have on your results of operations and cash flows.

Management Response

This statement was meant to convey that we strive to obtain these types of contracts as part of our regular business. We have not made extraordinary efforts in any particular quarter or year to increase these contracts. We expect to exclude this language accordingly in future filings.

Comment 7 – Liquidity and Capital Resources

SEC Staff Comment

You disclosed that you could not determine what your capital expenditures would be for 2005 due to a number of factors. Although estimates relating to your planned expenditures may change, please expand your disclosure to provide your best estimate regarding the proposed amounts you expect to pay in 2005 relating to the following:

•	capital expenditures and

•	landfill capping, closure and post-closure costs.

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Discussions in your liquidity section of future Form 10-Q filings should be used to address significant changes to forecasts relating to these expenditures. Refer to Item 303 (a)(2).

Management Response

At the time we filed our Form 10-K for the year ended December 31, 2004, we had not yet finalized our capital expenditure planning for 2005, were in the process of seeking an amendment to two of our credit facilities to allow for additional capital expenditures, and therefore refrained from discussing expected expenditures for those reasons. We have included the following discussion of our anticipated capital expenditures for fiscal 2005 in our most recently filed Form 10-Q at page 33 under Part I, Item 2 under the heading Liquidity and Capital Resources (see below) and will update our liquidity section in future 10-Q filings to address significant changes in our expectations.

We currently expect capital expenditures for 2005 to be approximately $38.0 to $39.0 million, compared to $32.2 million in 2004. In 2005, $14.0 million of the expected capital expenditures are earmarked for landfill site and cell construction. We expect to fund our planned 2005 capital expenditures principally through internally generated funds and borrowings under existing credit facilities. As an owner and potential acquirer of additional new landfill disposal facilities, we might also be required to make significant expenditures to bring newly acquired disposal facilities into compliance with applicable regulatory requirements, obtain permits for newly acquired disposal facilities or expand the available disposal capacity at any such newly acquired disposal facilities. The amount of these expenditures cannot be currently determined because they will depend on the nature and extent of any acquired landfill disposal facilities, the condition of any facilities acquired and the permitting status of any acquired sites. We expect we would fund any capital expenditures to acquire solid waste collection and disposal businesses, to the extent we could not fund such acquisitions with our common stock, and any regulatory expenses for newly acquired disposal facilities through borrowings under our existing credit facilities.

We will expand our disclosure in future filings as follows: We currently expect expenditures for capping, closure and post-closure in 2005 to be approximately $xx million, compared to $xx million in 2004. We expect to fund our planned 2005 expenditures principally through internally generated funds and borrowing under existing credit facilities.

Comment 8 – Financial Statements and Supplementary Data

SEC Staff Comment

Your Item 9A disclosure indicates that Deloitte & Touche LLP noted reportable conditions relating to inadequate analysis of deferred income tax balances and changes in your income tax provision and inadequate accounting for lease agreements including capitalization and expense recognition. Please tell us what effects these reportable conditions had on your current and prior financial statements. In your response, please include amounts recorded in the current year relating to prior years and the corresponding line items these amounts were recorded to in your financial statements.

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Management Response

Both of these reportable conditions were disclosed in Item 9A because, if left unaddressed, these conditions have the potential to cause a material misstatement of our financial statements. The amount of adjustments recorded in our 2004 financial statements relating to prior years was not material to any quarter or year.

The table below details the impact the recorded amounts had on line items in the 2004 financial statements and the portion of the recorded amounts which related to prior years. The amounts recorded increased (decreased) the following line items (in thousands):

	Line Item in 2004 Form 10-K	Amount Recorded in 2004	Portion Related to Prior Years
Property and equipment	$198,551	$254	$(77)
Accrued liabilities and other payables	7,834	178	160
Other long-term liabilities	2,848	385	—

Selling, general and administrative expense	39,863	(164)	160
Deprecation and amortization	29,450	286	77
Interest expense	9,931	187	—
Income tax expense	6,908	(114)	(87)
Net income	11,797	(195)	(150)

Included in the amounts in the table above are the following adjustments which were detected after a comprehensive review of our lease agreements:

•	$178,000 charge to rental expense to establish the deferred rent liability necessary to straight-line escalation features in certain of our rental agreements;

•	$91,000 charge to depreciation expense to properly record depreciation of leasehold improvements based upon the shorter of the life of the asset or the life of the lease agreement; and

•	$39,000 charge representing the cumulative difference between depreciation and interest expense and operating lease expense for a lease that should have been capitalized when it was amended in 2004.

As a result of inadequate analysis of our deferred income tax balances throughout the year, we were required to increase our effective income tax rate to 36.9% in the fourth quarter of 2004 compared to the overall effective rate of 36.4% that was utilized for the first nine months of 2004. Had the appropriate overall effective rate been used in the first three quarters of 2004, fourth quarter income tax expense would have been reduced by approximately $78,000. The adjustment was not material to any quarter of 2004.

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We also identified a potential adjustment in 2004 related to a lease that was entered into in 1996 that should have been classified as a capital lease at inception and an adjustment for a possible understatement of our deferred income tax liabilities arising from basis differences on certain acquired assets. These adjustments were not recorded in 2004 as we deemed these items to be immaterial. Appropriate adjustments for these items will be made in 2005.

We have considered the guidance in SAB 99: “in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” We do not believe that the amounts discussed above would change or influence the judgment of a reasonable person relying on our report on a quantitative or qualitative basis for the amounts reported in 2004 or any prior periods.

Comment 9 – Statements of Cash Flows

SEC Staff Comment

Please present the cash inflows and outflows related to operating assets and liabilities and other noncurrent assets and liabilities on a gross basis. Otherwise, please explain to us how they meet the criteria in SFAS 95 for netting. Only cash flows stemming from investments, loans, and debt with original maturities of three months or less may be reported on a net basis.

Management Response

In the consolidated statements of cash flows in our most recently filed Form 10-Q, we presented our inflows and outflows related to operating assets and liabilities and other noncurrent liabilities on a gross basis. We intend to continue such disclosure in future Forms 10-Q and will make similar disclosures in our future Forms 10-K.

Comment 10 – Revenue Recognition and Deferred Revenue

SEC Staff Comment

You disclosed on page 27 that your long-term solid waste collection contracts typically contain a formula, generally based on a pre-determined published price index, for automatic adjustment of fees. Please expand your disclosure to discuss the accounting treatment and guidance you used relating to these increases and the effects it had on

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revenue recognition. Additionally, you disclosed that your ability to pass on cost increases can be limited by the terms of your contracts. Please also expand your disclosure to discuss your policy and accounting treatment for contracts in which a loss exists, including how these are identified and when the losses are recorded.

Management Response

On page 24 of our most recently filed Form 10-Q in Part I, Item 2, under the heading Results of Operations – General, we expanded our disclosure to indicate that fee increases are recognized as revenue when earned, which is when the service is provided as follows:

While longer-term contracts can provide more consistent cash flow, increases in the cost of fuel and other operating costs during the contract’s term could reduce the contract’s profitability. To minimize this risk, we generally include price increases in our longer-term contracts. However, our ability to pass on price increases is sometimes limited by the terms of our contracts. Long-term solid waste collection contracts typically contain a formula, generally based on a predetermined published price index such as the Consumer Price Index, for automatic adjustment of fees, generally, on an annual basis, to cover increases in some, but not all, operating costs. These fee increases are recognized as revenue when earned (as the service is provided).

In accordance with guidance provided in SAB Topic 13-A.3(f) and 13-A.4(c), we recognize revenue when services are provided because we believe this is the best indicator of performance of the contract obligation, and we recognize revenue related to contractual price increases based on fluctuations in CPI or other indices when the price increases become effective. Although not all costs can be passed on through price increases, we have no loss contracts at the current time.

We will expand our accounting policy discussion in future Form 10-K filings to include the following:

Commercial and industrial services and certain residential services are provided under 1 to 5 year contracts. Revenue under these contracts is recognized when services are provided, as the Company believes this is the best indicator of performance of the contractual obligation. The Company recognizes revenue related to contractual price increases based on fluctuations in CPI or other indices when the price increases become effective. Certain contracts limit the Company’s ability to pass on price increases to its customers. If circumstances arise that may impact the profitability of a contract, the contract is examined at that time. If the Company determines that a loss will result from the performance of such a contract, the entire amount of the estimated loss is charged against income in the period in which such determination is made.

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Comment 11 – Business Acquisitions and Dispositions

SEC Staff Comment

Please provide us with further information regarding the transactions with Allied Waste Industries on August 1, 2003 and Waste Connections on December 1, 2004 including, but not limited to the following for each of the transactions:

•	a full description of each transaction

•	a summary of the conclusions of the third party evaluations, and

•	information that supports and explains in greater detail your

•	allocation of purchase price and

•	allocation of disposal costs.

Management Response

The requested information for each of these transactions follows:

Exchange of operations with Allied Waste Industries, Inc. on 8/1/03

We executed two letters of intent with Allied Waste in May 2003 whereby Allied would sell us the assets associated with its solid waste collection businesses in Norfolk, Virginia and Clarksville, Tennessee, and we would sell to Allied the assets associated with its solid waste collection businesses in Charlotte, North Carolina, Sumter, South Carolina, Biloxi, Mississippi and Mobile, Alabama. The transactions allowed both parties to enter markets closer to their existing landfill capacity where they could internalize waste, thus improving customer profitability. Both transactions were subject to due diligence and other conditions to closing. We executed Purchase and Sale of Assets Agreements on August 8, 2003. The purchase prices included in those agreements were $31,700,000 for the Allied assets and $16,100,000 for our assets. We closed the transactions on August 11, 2003. At the closing, we paid Allied cash of $[*], which was the difference between the values of the assets we sold and the assets we acquired.

We hired an experienced third-party valuation specialist firm to perform a valuation, as of June 30, 2003, of the assets and business operations of Allied and Waste Industries that were to be exchanged. The valuation specialist’s final written report set the valuations at $[*] to $[*] for the Allied assets and $[*] to $[*] for our assets. In valuing the Allied assets, the valuation specialist used the market approach, publicly traded guideline company and market transaction methods, in addition to the income approach, capitalization of earnings method. In valuing our assets, the valuation specialist used the market approach, publicly traded guideline company and market transaction methods, in addition to the income approach, discounted cash flow method. A landfill that was disposed as part of the transaction was valued using a market approach, public guideline company method; an income approach, discounted cash flow method; and a cost approach, adjusted net asset method.

We allocate the purchase price of all acquisitions to identifiable intangible and tangible assets acquired and liabilities assumed based on the estimated fair values of those assets

[*] Confidential treatment requested; certain information omitted and filed separately with the SEC.

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Confidential Treatment Requested by Waste Industries USA, Inc.

and liabilities as of the dates of the acquisitions. We allocated the purchase price for the Allied transactions discussed above as summarized below:

Reconciliation of Purchase Price
Purchase and sale agreements with Allied
(in thousands)

	Acquired	Disposed
Assets
Accounts receivable	$—	$(1,197)
Property and equipment	5,691	(5,544)
Goodwill	23,910	(9,614)
Other assets	—	(132)
Other intangible assets	2,840	(16)

	32,441	(16,503)

Liabilities
Deferred revenue	—	(292)
Customer deposits/other liabilities	22	(221)

	22	(513)

Net asset value allocated	$32,419	$(15,990)

Acquisition costs capitalized	(748)
Purchase price adjustments	29

Purchase price per agreement	$31,700	$16,100
Purchase price adjustments		610

Gain on disposition		$720

Accounts receivables, deferred revenues, and customer deposits/other liabilities were recorded based on the estimated fair values of the assets and liabilities at the date of the acquisition and closely approximated the carrying values assigned by Allied prior to the transaction. The holdback liability represents the estimated unpaid purchase consideration due to the seller once certain contingencies were resolved. A third party valuation was used to determine the fair values to assign value to the customer lists (‘other intangible assets’). The fair values of the property and equipment acquired in the transaction were determined using in-house personnel with the appropriate experience to value equipment used in the waste industry. Goodwill represents the excess amount of purchase price after the fair values were assigned to the identifiable intangible and tangible assets and liabilities acquired in the transaction.

The businesses disposed of were operated as separate branches prior to their disposition, as such; the carrying amounts of the assets and liabilities of these branches,

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including the acquired goodwill, as reflected in the Company’s books and records have been included in the summary of the businesses disposed. The amounts summarized above reflect the carrying amounts of the assets and liabilities for these branches immediately prior to the Allied transaction.

We incurred expenses relating to the disposition of the assets and business operations discussed above. Our policy is to expense such costs as incurred, generally reporting such costs as selling, general, and administrative expense. We intend to expense all such costs in future dispositions as adjustments to the gain or loss on the transaction.

Exchange of operations with Waste Connections, Inc. on 12/1/04

We executed two letters of intent with Waste Connections in April 2004 whereby Waste Connections would sell us the assets associated with its solid waste collection businesses in Woodstock, Rockmart, and Douglas, Georgia, and we would sell to Waste Connections the assets associated with our solid waste collection businesses in Olive Branch, Mississippi, Crossville, Tennessee and Van Buren, Tennessee. The transaction allowed us to add disposal capacity to our existing operations in the Atlanta, Georgia metro market and enhances synergies in that market, a market where we see significant potential. Both transactions were subject to due diligence and other conditions to closing. We executed Purchase and Sale of Assets Agreements on July 16, 2004, which were amended on November 30, 2004. The purchase prices included in those agreements, as amended, were $17,500,000 for the Waste Connections assets and $18,500,000 for the Waste Industries assets. We closed the transactions on December 1, 2004. At the closing, Waste Connections paid us cash of approximately $[*], which was the difference between the values of the assets we sold, and the assets acquired.

We hired an experienced valuation specialist firm to perform a valuation, as of November 30, 2004, of the assets and business operations of Waste Connections and Waste Industries that were to be exchanged. The valuation specialist’s final written report set the valuations at $[*] to $[*] for the Waste Connections assets and $[*] to $[*] for our assets. In valuing the Waste Connections assets, the valuation specialist used the market approach, publicly traded guideline company method and the income approach, discounted cash flow method. In valuing our operations to be sold, the valuation specialist used the market approach, publicly traded guideline company method and the income approach, discounted cash flow method. An asset approach, adjusted net asset method was utilized as an additional valuation method in the determination of value for a landfill sold from the Olive Branch, MS location. [*]

We allocate the purchase price of all acquisitions to identifiable intangible and tangible assets acquired and liabilities assumed based on the estimated fair values of those assets

[*] Confidential treatment requested; certain information omitted and filed separately with the SEC.

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and liabilities as of the dates of the acquisitions. We allocated the purchase price for the Waste Connections transactions discussed above as summarized below:

Reconciliation of Purchase Price
Purchase and sale agreements with Waste Connections
(in thousands)

	Acquired	Disposed
Assets
Property and equipment	$3,098	$(8,777)
Landfill permit costs	12,149	(393)
Goodwill	2,238	(3,025)
Other assets	55	(2,619)
Other intangible assets	491	(140)

	18,031	(14,954)

Liabilities

Customer deposits/other liabilities	100	—

	100	—

Net asset value allocated	$17,931	$(14,954)

Acquisition costs capitalized	(563)
Purchase price adjustments	132

Purchase price per agreement	$17,500	$18,500

Gain recorded on disposition		$3,546

An independent third-party valuation was used to determine the fair values to be assigned to value the intangible assets, including landfill permits. The fair value of the equipment was determined using in-house personnel with the appropriate experience to value equipment used in the waste industry. The fair value of the real estate acquired was determined using independent third-party appraisals. The customer deposits and other liabilities closely approximated the carrying values assigned by Waste Connections immediately prior to completion of the transaction. Goodwill represents the excess amount of purchase price after the fair values were assigned to the identifiable intangible and tangible assets and liabilities acquired in the transaction.

The businesses disposed of were operated as separate branches prior to their disposition, as such; the carrying amounts of the assets and liabilities of these branches, including the acquired goodwill, as reflected in the Company’s books and records have

[*] Confidential treatment requested; certain information omitted and filed separately with the SEC.

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been included in the summary of the businesses disposed. The amounts summarized above reflect the carrying amounts of the assets and liabilities for these branches immediately prior to the Waste Connections transaction.

We incurred expenses relating to the disposition of the assets and business operations discussed above. Our policy is to expense such costs as incurred, generally reporting such costs as selling, general, and administrative expense. We intend to expense all such costs in future dispositions as adjustments to the gain or loss on the transaction.

Comment 12 – Business Acquisitions and Dispositions

SEC Staff Comment

You disclosed on page F-18 that the unaudited pro forma results of operations include the preceding transactions described within the note. Please revise your disclosure to include in which acquisitions are included in each year presented. Also, please clarify how you reflected the dispositions described on pages F-15 and F-16 in your pro forma results of operations. Refer to paragraph 54 of SFAS 141 and SFAS 144.

Management Response

On pages 9 and 10 of our most recently filed Form 10-Q in the unaudited consolidated financial statements we indicated that the operations acquired in the first quarter of 2005 have been included in the unaudited pro forma results of operations as if the transactions had occurred as of January 1, 2004, representing the earliest period presented, as required. We also disclosed the location of the operations as well as the aggregate purchase price and indicated that we had no dispositions in the first quarter of 2005 as follows:

From page 9:

During the three-month period ended March 31, 2005, the Company made the following acquisitions:

On March 2, 2005, the Company acquired three waste companies in the Atlanta, Georgia region with an aggregate purchase price of approximately $2.5 million. The results of these operations have been included in the consolidated financial statements since that date. These acquisitions were funded primarily with cash provided by operating activities.

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From page 10:

The following unaudited pro forma results of operations for the three-month periods ended March 31, 2004 and 2005 assume that the acquisitions described above had occurred as of January 1, 2004 (amounts in thousands):

	2004	2005
Total revenues	$69,919	$72,480

Operating income	$7,115	$7,016

Net income	$2,910	$2,826

Earnings per common share:
Basic:
Net income	$0.22	$0.21

Diluted:
Net income	$0.21	$0.21

We will include the following disclosure in our 2005 Form 10-K, consistent with guidance provided in paragraph 54 of SFAS 141:

The 2003 unaudited pro forma results include 2003 actual results, adjusted to reflect the impact of acquisitions and dispositions occurring in 2003, 2004, and 2005 as if they had occurred on January 1, 2003. The 2004 unaudited pro forma results include 2004 actual results, adjusted to reflect the impact of acquisitions and dispositions occurring in 2004 and 2005 as if they had occurred on January 1, 2004. The 2005 unaudited pro forma results include 2005 actual results, adjusted to reflect the impact of acquisitions occurring in 2005 as if they had occurred on January 1, 2005.

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Comment 13 – Property and Equipment

SEC Staff Comment

Please expand your disclosure to separately disclose the amounts relating to the following:

•	containers and

•	collection vehicles.

Please also include in your disclosure and in Item 2, whether you own or lease the collection vehicles.

Management Response

On page 14 of our most recently filed Form 10-Q in Note 6 to the unaudited consolidated financial statements, we expanded our disclosure to reflect the amount of fixed assets comprised by containers and collection vehicles. We also indicated the fact that we own our collection vehicles rather than lease them. Please see below the modified disclosure included in our most recently filed Form 10-Q:

Property and equipment consisted of the following at December 31, 2004 and March 31, 2005 (in thousands):

	December 31, 2004	March 31, 2005
Land, land improvements and buildings	$40,185	$41,164
Landfills and associated land	109,465	110,305
Machinery and equipment	21,095	21,059
Containers	94,457	95,496
Collection vehicles	97,150	97,425
Furniture, fixtures, and office equipment	7,024	7,103
Construction in progress	442	2,756

Total property and equipment	369,818	375,308
Less accumulated depreciation	(171,267)	(176,242)

Property and equipment, net	$198,551	$199,066

Construction in progress includes equipment not placed in service as of the balance sheet date. Collection vehicles are owned by the Company.

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Comment 14 – Intangible Assets

SEC Staff Comment

Please provide us with an analysis of your goodwill balance, which includes the following:

•	the date of acquisition,

•	the name of the company acquired,

•	the amount of goodwill recorded, and

•	the total purchase price related to the acquisition.

Management Response

As requested, we are providing a confidential analysis of our goodwill balance as of March 31, 2005 including the date of the acquisition, name of the company acquired, amount of goodwill recorded, and the total purchase price related to the acquisition. This analysis is attached to the paper copy of this letter.

Comment 15 – Intangible Assets

SEC Staff Comment

Your net carrying value of your other intangible assets totaled $4.2 million as of December 31, 2003. In addition, your disclosure indicates that the fair value of other intangible assets acquired during 2004 totaled $1.5 million and assets disposed of totaled $2.6 million. Amortization expense for 2004 totaled $0.8 million and the net carrying value of your other intangible assets totaled $4.8 million as of December 31, 2004. Please expand your disclosure to discuss the nature of the remaining $2.5 million.

Management Response

On page F-17 of our 2004 Form 10-K, we classified approximately $2.5 million of other noncurrent assets (primarily landfill development costs) as “other intangible assets, net” in our disposition footnote table. Dispositions of other intangible assets in 2004 should have been reported as $0.1 million. Our “other intangible assets” balance is correctly reported as $4.8 million in the balance sheet for December 31, 2004 contained in the financial statements in our most recently filed Form 10-Q. We will correct this classification error in footnote 2 in our Form 10-K for the year ending December 31, 2005.

[*] Confidential treatment requested; certain information omitted and filed separately with the SEC.

0017

FOIA Confidential Treatment Request

Confidential Treatment Requested by Waste Industries USA, Inc.

Comment 16 – Long-Term Debt

SEC Staff Comment

You disclosed your debt facilities require you to maintain certain financial ratios and limit your capital expenditures and indebtedness. Please expand your disclosure to indicate whether you were in compliance with these debt covenants for each period presented.

Management Response

On page 13 of our most recently filed Form 10-Q in Note 5 to the unaudited consolidated financial statements, we expanded our debt footnote disclosure to indicate that we were in compliance with the required financial covenants. We will provide similar disclosure in future Form 10-K filings as well.

Regarding our revolving credit facility we disclosed the following:

The revolver requires the Company to maintain certain financial ratios and satisfy other predetermined requirements, such as minimum net worth, net income, and limits on capital expenditures and indebtedness. The Company was in compliance with these financial covenants as of December 31, 2004 and March 31, 2005.

Regarding our term debt facilities we disclosed the following:

The Prudential term facilities require the Company to maintain certain financial ratios, such as debt to earnings and fixed charges to earnings, and satisfy other predetermined requirements, such as minimum net worth and net income. The Company was in compliance with these financial covenants as of December 31, 2004 and March 31, 2005.

Comment 17 – Item 9A – Controls and Procedures

SEC Staff Comment

You disclosed that Deloitte & Touche LLP noted matters involving your internal controls to be reportable conditions and together a material weakness. Please expand your disclosure to discuss how these internal controls affected your disclosure controls. Please also disclose what changes you have made to your disclosure controls as a result of the reportable conditions discussed above.

0018

FOIA Confidential Treatment Request

Confidential Treatment Requested by Waste Industries USA, Inc.

Management Response

In Item 4 of our most recently filed Form 10-Q on page 36, we expanded our disclosure to discuss how the reportable conditions identified by Deloitte & Touche LLP impacted our disclosure controls. As noted in the following disclosure that was made in our most recently filed Form 10-Q, we indicated that the design and operation of our disclosure controls and procedures were not effective as of March 31, 2005 but that the remedies we have made prior to the filing of the Form 10-Q rendered the controls effective for the preparation of our most recently filed Form 10-Q:

We have taken the following actions, including the analysis and policies and procedures noted, which are improvements to our disclosure controls and internal control over financial reporting, to address and correct these conditions:

•	engaged an independent contractor to develop a tax basis balance sheet

•	completed an evaluation of necessary resources and are in the process of hiring personnel with the expertise to maintain this tax balance sheet and provide support in preparation of our income tax provision;

•	implemented more stringent policies and procedures for approval of and accounting for lease arrangements, including utilization of a checklist to determine if operating leases meet the criteria for capitalization;

•	devoted more resources to performing detailed analysis of major customer accounts receivable balances and activity; and

•	evaluated staffing needs and are in the process of hiring additional accounting staff to allow for more timely detailed analyses of key accounts and procedures.

As of the end of the 90-day period covered by this report, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-14(c) under the Securities Exchange Act of 1934). Based upon our evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were not effective as of March 31, 2005 for gathering, analyzing and disclosing information required to be disclosed in connection with the filing of our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005. However, at the time of the preparation of this Quarterly Report, all of the changes discussed above, other than new hires remaining to be made, had been implemented, which we believe rendered the design and operation of our disclosure controls and procedures effective for gathering, analyzing and disclosing information required to be disclosed in connection with the filing of this Quarterly Report.

Comment 18 – Cover

SEC Staff Comment

The cover page of your Form 10-K shows the Commission File No. 0-22417. That is the file number of Waste Industries, Inc., which filed a Form 15 on April 23, 2001. The correct file number for Waste Industries USA, Inc. is 0-31050. Please use the correct file number in all future filings.

0019

FOIA Confidential Treatment Request

Confidential Treatment Requested by Waste Industries USA, Inc.

Management Response

Our Form 10-Q filings for 2004 used the correct 0-31050 file number. We will continue to use to the correct file number for our quarterly Form 10-Q filings and will use that file number on future Form 10-K filings, as well.

0020

FOIA Confidential Treatment Request

Confidential Treatment Requested by Waste Industries USA, Inc.

Closing statements

In responding to your comments, we acknowledge the following:

•	Waste Industries is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	Waste Industries may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

We have asked for certain information to be kept confidential throughout this document. We believe disclosure of such information might substantially harm our competitive position. The omitted information is not generally available to the public, and we have not publicly disclosed the confidential information nor to our knowledge has such information been publicly disclosed by a third party. Our competitors would have difficulty obtaining or compiling this commercial information absent disclosure of it through this filing. Furthermore, we believe disclosure of this information is not necessary for the protection of investors in light of the broad disclosure of our overall commercial and financial status provided in our public filings under the Exchange Act.

We note that under Rule 83 this confidential treatment request will expire 10 years from the date of its receipt by the Freedom of Information Act Office unless we submit a renewal request before it expires.

We hereby consent to the furnishing of the confidentially filed portions of this letter to other government agencies, offices or bodies and to the Congress.

All notices and orders under Rule 83 should be sent to:

Waste Industries USA, Inc.
3301 Benson Drive
Suite 601
Raleigh, North Carolina 27609
Attention: D. Stephen Grissom

Our telephone number is (919) 325-3000. Thank you for your consideration. If you have questions or further comments, please let us know.

Sincerely,

WASTE INDUSTRIES USA, INC.

D. Stephen Grissom

Chief Financial Officer

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